UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 1-13175

VALERO ENERGY CORPORATION SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 26, 2014

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Investments:
Common stocks	$7,661,282	$20,370,243
Common/collective trusts	20,244,808	52,795,296
Mutual funds	10,399,690	16,742,471
Money market security	581,681	1,088,040
Total investments at fair value	38,887,461	90,996,050

Receivables:
Participant loans	1,356,707	7,497,180
Employer contributions, net of forfeitures of $409,657 and $466,749, respectively	1,832,471	5,878,341
Due from brokers for securities sold	42,820	328
Total receivables	3,231,998	13,375,849

Cash	23,213	87,696

Total assets	42,142,672	104,459,595

Liabilities
Excess contributions payable	183,699	—
Total liabilities	183,699	—

Net assets reflecting all investments at fair value	41,958,973	104,459,595

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,673)	(290,953)

Net assets available for benefits	$41,953,300	$104,168,642

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012
Investment income:
Interest income	$132,409	$294,654
Dividend income	1,113,550	1,381,601
Net appreciation in fair value of investments	12,910,138	13,598,298
Total investment income	14,156,097	15,274,553

Contributions:
Participant	4,002,009	5,771,427
Employer	3,129,226	8,394,398
Total contributions	7,131,235	14,165,825

Total additions	21,287,332	29,440,378

Deductions:
Withdrawals by participants	(7,166,135)	(8,894,333)
Corrective distributions	(183,699)	—
Total deductions	(7,349,834)	(8,894,333)

Net increase in net assets available for benefits before asset transfers	13,937,498	20,546,045

Asset transfers in from Valero Energy Corporation Thrift Plan	—	453

Asset transfers out to other plans:
Valero Energy Corporation Thrift Plan	(97,814)	(49,497)
CST Brands, Inc. Savings Plan	(76,055,026)	—
Total asset transfers out to other plans	(76,152,840)	(49,497)

Net increase (decrease) in net assets available for benefits	(62,215,342)	20,497,001

Net assets available for benefits:
Beginning of year	104,168,642	83,671,641
End of year	$41,953,300	$104,168,642

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General
The Valero Energy Corporation Savings Plan (the Plan) is a qualified profit-sharing plan covering certain of Valero Energy Corporation’s employees in the United States (U.S.). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero is the plan sponsor. Valero is an international manufacturer and marketer of transportation fuels, other petrochemical products, and power. As of December 31, 2013, Valero employed approximately 10,000 employees and its assets included 16 refineries with a combined total throughput capacity of approximately 3.1 million barrels per day, ten ethanol plants with a combined production capacity of 1.2 billion gallons per year, and a 50-megawatt wind farm. Approximately 7,400 outlets carry the Valero, Diamond Shamrock, Shamrock, and Beacon brands in the United States and the Caribbean; Ultramar in Canada; and Texaco in the United Kingdom and Ireland. Valero is a Fortune 500 company based in San Antonio, Texas. Through April 30, 2013, Valero also sold refined products through a network of company-owned and leased retail sites in the U.S. and Canada. As further described under “Separation of the Retail Business,” Valero completed the separation of its retail business on May 1, 2013.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Bank of America, N.A. (BANA) is the trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan.

Eligibility and Participation
Prior to the separation of the retail business discussed below in “Separation of the Retail Business,” the following three U.S. employee groups were eligible to participate in the Plan:

•	Retail store employees (“store level”) who completed one year of service;

•
Effective July 1, 2007, newly hired or rehired “above-the-store-level” retail organization employees were immediately eligible to participate in the Plan, other than (i) the president of the retail organization, (ii) his direct reports, and (iii) anyone in a legal counsel position for the retail organization. The “above-the-store-level” retail organization employees who were not eligible to participate in the Plan were eligible to participate in the Valero Energy Corporation Thrift Plan (the Thrift Plan), another plan sponsored by Valero. The determination of “above-the-store-level” retail organization employee was made in accordance with the internal records of the retail organization; and

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

•	Renewables organization employees are immediately eligible to participate in the Plan.

Following the separation of the retail business discussed below, only renewables organization employees are eligible to participate in the Plan. Effective June 2, 2014, the Plan was merged into the Thrift Plan, as further described under “Merger of the Plan into the Thrift Plan.”

In March 2014, Valero acquired an idled corn ethanol plant located in Mount Vernon, Indiana, from a wholly owned subsidiary of Aventine Renewable Energy Holdings, Inc. (Aventine). Former Aventine employees who became employees of Valero in connection with the acquisition became immediately eligible to participate in the Plan on the acquisition date.

Participation in the Plan is voluntary.

Separation of the Retail Business
On May 1, 2013, Valero completed the separation of its retail business by creating an independent public company named CST Brands, Inc. (CST) and distributing 80 percent of the outstanding shares of CST common stock to Valero’s stockholders. Each Valero stockholder received one share of CST common stock for every nine shares of Valero common stock held at the close of business on the record date of April 19, 2013. On November 14, 2013, Valero disposed of its 20 percent retained interest in CST.

The CST common stock held by the Plan as a result of this distribution was a frozen investment and no additional contributions or earnings could be made or allocated to acquire additional shares of CST common stock. Effective April 30, 2014, all shares of CST common stock were liquidated from a participant’s account, and the cash proceeds were invested according to the participant’s investment elections as of May 1, 2014.

Merger of the Plan into the Thrift Plan
Effective June 2, 2014, the Plan was merged into the Thrift Plan and as a result of this merger, the Plan ceased to exist as a separate plan. All Plan participants (renewables organization employees) at the time of the merger became eligible to participate in the Thrift Plan. As Thrift Plan participants, renewables organization employees will receive the same benefits they received under the Plan with the following exceptions: (i) employer contributions will increase from $0.60 for every $1.00 of a participant’s contributions up to 6 percent of eligible compensation to $1.00 for every $1.00 of a participant’s contributions up to 7 percent of eligible compensation; (ii) discretionary profit-sharing contributions will decrease from 5 percent to 3 percent of annual eligible compensation, as further described under “Contributions;” and (iii) investment options will expand to include other self-directed investments. Assets transferred from the Plan to the Thrift Plan on June 2, 2014 totaled $42,778,341.

Asset Transfers
Participants in the Plan who became employees of CST on May 1, 2013 were automatically transferred to the CST Brands, Inc. Savings Plan (CST Savings Plan) on May 1, 2013. At the time of transfer to the CST Savings Plan, a participant became 100 percent vested in their employer matching contributions in the Plan. Assets transferred from the Plan to the CST Savings Plan during the year ended December 31, 2013 totaled $76,055,026.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Asset transfers occurred between the Plan and the Thrift Plan due to the transfer or reemployment of employees to or from the employee groups discussed above.

Contributions
Effective January 1, 2013, the Plan’s maximum participant contribution limit increased from 30 percent to 50 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may change their contribution percentages at any time. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6 percent of eligible compensation. Compensation excludes unused vacation pay and annual performance bonus payments.

Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2013 and 2012, rollover contributions totaled $360,544 and $336,834, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $17,500 and $17,000 for the years ended December 31, 2013 and 2012, respectively. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2013 and 2012.

Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2013 and 2012, the Administrative Committee approved profit-sharing contributions totaling $1,936,934 and $6,345,090, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2013 and 2012 were received by the Plan in February 2014 and 2013, respectively.

All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of continuous service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Active participants vest 100 percent in any profit-sharing contributions after completion of three years of service. A participant will be vested in 100 percent of his account balance upon his death, disability, attainment of normal retirement age, as defined in the plan document, or termination or partial termination of the Plan, as defined in the plan document.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service date and the date of reemployment is generally included in continuous service for vesting purposes.

If an employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service.

Forfeitures
In the event a participant terminates before becoming 100 percent vested in the employer contributions, the nonvested employer contribution amounts held in the participant’s account will be forfeited upon distribution. If the terminated participant receives a distribution from the vested portion of his account and subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the nonvested portion of his account.

Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions for the years ended December 31, 2013 and 2012 were reduced by $409,657 and $466,749, respectively, from forfeited nonvested accounts.

Investment Options
Participants direct the investment of 100 percent of their participant contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, mutual funds, and a money market security.

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

If a participant wishes to transfer assets from the Federated Capital Preservation Fund to the money market security, then the proceeds from the sale of the Federated Capital Preservation Fund will be transferred into another of the Plan’s investment options for 90 days before purchasing shares of the money market security.

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	one withdrawal during any six-month period from a participant’s frozen after-tax account and rollover contribution account with no suspension of future contributions;

•
upon completion of five years of employment, one withdrawal from a participant’s after-tax account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59½, one withdrawal during any six-month period from a participant’s account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s account and the vested portion of the employer account, but, for withdrawals of pre-

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Plan for a period of at least six months.

Upon a participant’s death, total and permanent disability, or retirement on or after age 65, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during the 12-month period ending on the day before the new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance as prescribed in the plan document.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2013, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2014 to December 2027. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding under the Plan at any time.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

and redemption fees, are deducted from the respective participant’s account and are included in withdrawals by participants.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Management has evaluated events that occurred after December 31, 2013 through the date these financial statements were available to be issued on June 26, 2014. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in withdrawals by participants. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. A participant loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The participant loan balance is reduced and withdrawals to participants are increased after the participant makes final withdrawal from the Plan.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts permitted by the Internal Revenue Service (IRS) are recorded as a liability on the statements of net assets available for benefits at year end and as a deduction from net assets on the statements of changes in net assets available for benefits for the reporting period. The Plan distributed all excess contributions payable as of December 31, 2013 to the applicable participants prior to IRS deadlines.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012
Valero Energy Corporation common stock	$7,131,184	$20,370,243
LifePath Index 2050 Fund *	2,445,416	3,857,317
LifePath Index 2025 Fund	2,348,459	5,276,957
LifePath Index 2030 Fund *	2,275,902	5,123,134
LifePath Index 2045 Fund *	2,145,089	3,036,862
American Funds EuroPacific Growth Fund *	2,141,060	3,286,260
Federated Capital Preservation Fund (contract value of $1,965,325 and $16,512,634, respectively) **	1,970,998	16,803,587
_______________

*	As of December 31, 2012, this investment was less than 5 percent of the Plan’s net assets available for benefits but is shown in this table for comparative purposes only.

**	As of December 31, 2013, this investment was less than 5 percent of the Plan’s net assets available for benefits but is shown in this table for comparative purposes only.

The Plan’s investment in shares of Valero common stock represents 18.3 percent and 22.4 percent of total investments at fair value as of December 31, 2013 and 2012, respectively. The closing price for Valero common stock was $50.40 and $34.12 on December 31, 2013 and 2012, respectively. As of June 20, 2014, the closing price for Valero common stock was $57.36.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2013	2012
Common stocks:
CST Brands, Inc.	$1,052,518	$—
Valero Energy Corporation	4,956,039	8,269,560
Common/collective trusts	4,512,719	3,969,902
Mutual funds	2,388,862	1,358,836
Net appreciation in fair value of investments	$12,910,138	$13,598,298

For the years ended December 31, 2013 and 2012, dividend income included $216,724 and $414,514, respectively, of dividends paid on Valero common stock.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2013, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

4.	FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•	Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. However, the fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuers using a discounted cash

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013 and 2012.

	Fair Value Measurements Using			Total as of December 31, 2013
	Level 1	Level 2	Level 3
Common stocks:
CST Brands, Inc.	$530,098	$—	$—	$530,098
Valero Energy Corporation	7,131,184	—	—	7,131,184
Common/collective trusts:
Federated Capital Preservation Fund	—	1,970,998	—	1,970,998
LifePath Index Funds	—	16,742,789	—	16,742,789
SSgA S&P 500 Index Fund	—	1,340,934	—	1,340,934
Victory Small Cap Value Collective Fund	—	190,087	—	190,087
Mutual funds:
Bond funds	1,576,870	—	—	1,576,870
Foreign funds	2,141,060	—	—	2,141,060
Large-cap funds	3,878,096	—	—	3,878,096
Mid-cap funds	1,605,867	—	—	1,605,867
Small-cap funds	1,197,797	—	—	1,197,797
Money market security	581,681	—	—	581,681
Investments at fair value	$18,642,653	$20,244,808	$—	$38,887,461

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Fair Value Measurements Using			Total as of December 31, 2012
	Level 1	Level 2	Level 3
Common stock:
Valero Energy Corporation	$20,370,243	$—	$—	$20,370,243
Common/collective trusts:
Federated Capital Preservation Fund	—	16,803,587	—	16,803,587
KeyBank Employee Benefit Small Cap Value Trust	—	340,926	—	340,926
LifePath Index Funds	—	32,777,363	—	32,777,363
SSgA S&P 500 Index Fund	—	2,873,420	—	2,873,420
Mutual funds:
Bond funds	3,082,387	—	—	3,082,387
Foreign funds	3,286,260	—	—	3,286,260
Large-cap funds	7,603,254	—	—	7,603,254
Mid-cap funds	1,406,397	—	—	1,406,397
Small-cap funds	1,364,173	—	—	1,364,173
Money market security	1,088,040	—	—	1,088,040
Investments at fair value	$38,200,754	$52,795,296	$—	$90,996,050

There were no transfers between Level 1 and Level 2 for assets held as of December 31, 2013 and 2012.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by an affiliate of BANA, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest with respect to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6.	TAX STATUS

The IRS has determined and informed the plan sponsor by a letter dated March 20, 2014, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor believes the Plan is not subject to tax examinations for plan years prior to 2010.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$41,953,300	$104,168,642
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,673	290,953
Amounts allocated to withdrawing participants	(5,814)	(68,282)
Deemed distributions of participant loans	(73,511)	(68,861)
Net assets available for benefits per the Form 5500	$41,879,648	$104,322,452

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Withdrawals by participants per the financial statements	$7,166,135	$8,894,333
Amounts allocated to withdrawing participants as of end of year	5,814	68,282
Amounts allocated to withdrawing participants as of beginning of year	(68,282)	(57,608)
Benefits paid to participants per the Form 5500	$7,103,667	$8,905,007

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Investment income per the financial statements	$14,156,097	$15,274,553
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	5,673	290,953
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(290,953)	(333,339)
Investment income per the Form 5500	$13,870,817	$15,232,167

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	73,511	68,861
Deemed distributions of participant loans as of beginning of year	(68,861)	(112,797)
Deemed distributions of participant loans per the Form 5500	$4,650	$(43,936)

VALERO ENERGY CORPORATION SAVINGS PLAN
EIN: 74-1828067
Plan No. 003

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2013

	Identity of Issue/Description of Investment	Current Value
	Common stocks:
	CST Brands, Inc.	$530,098
*	Valero Energy Corporation	7,131,184
	Total common stocks	7,661,282
	Common/collective trusts:
	Federated Capital Preservation Fund	1,970,998
	LifePath Index 2015 Fund	922,325
	LifePath Index 2020 Fund	1,771,499
	LifePath Index 2025 Fund	2,348,459
	LifePath Index 2030 Fund	2,275,902
	LifePath Index 2035 Fund	2,088,487
	LifePath Index 2040 Fund	1,955,996
	LifePath Index 2045 Fund	2,145,089
	LifePath Index 2050 Fund	2,445,416
	LifePath Index 2055 Fund	712,667
	LifePath Index Retirement Fund	76,949
	SSgA S&P 500 Index Fund	1,340,934
	Victory Small Cap Value Collective Fund	190,087
	Total common/collective trusts	20,244,808
	Mutual funds:
	American Funds EuroPacific Growth Fund	2,141,060
	American Funds Growth Fund of America	760,343
	BlackRock Basic Value Fund, Inc.	1,745,086
	BlackRock Small Cap Growth Equity Portfolio	1,197,797
	Pioneer Bond Fund	1,576,870
	Vanguard Mid-Cap Index Fund (Investor Class)	1,605,867
	Vanguard PRIMECAP Fund (Admiral Class)	1,372,667
	Total mutual funds	10,399,690
	Money market security:
*	Retirement Bank Account	581,681
*	Participant loans (interest rates range from 4.25% to 10.5%; maturity dates range from January 2014 to December 2027)	1,356,707
		$40,244,168
_________________________________
* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION SAVINGS PLAN

	By	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Senior Vice President and Treasurer, Valero Energy Corporation

Date: June 26, 2014